Exhibit 3.4
STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF THE STATE
ARTICLES OF AMENDMENT
OF
XATA CORPORATION
     Pursuant to the provisions of Minn. Stat. §302A.135, the following amendment to the Restated Articles of Incorporation of XATA Corporation, a Minnesota corporation, was approved and adopted pursuant to Minn. Stat. Chapter 302A.
     Article 3, Section 3.2 of the Restated Articles of Incorporation of XATA Corporation, is hereby amended and restated in its entirety to read as follows:
     “3.2 This Corporation shall have the authority to issue an aggregate of ten million (10,000,000) shares of Preferred Stock, which may be issued in one or more series as determined from time to time by the Board of Directors. The shares of Preferred Stock of any series authorized for issuance by the Board of Directors shall be senior to the Common Stock with respect to any distribution (as such term is defined in Section 302A.011, Subd. 10, Minnesota Statutes) if so designated by the Board of Directors. The Board of Directors is hereby granted the express authority to fix by resolution any other powers, preferences, rights (including, without limitation, voting rights), qualifications, limitations or restrictions with respect to any particular series of Preferred Stock.”
     I swear the foregoing is true and accurate and that I have the authority to sign these Articles of Amendment on behalf of the Corporation.

Dated: February 8, 2007	XATA CORPORATION
	By:	/s/ Mark E. Ties
Its: Chief Financial Officer